Exhibit 1

13th April, 2005

To,
The Listing Department,
The Stock Exchange, Mumbai,
Phiroze Jeejeebhoy Towers,
Dalal Street, Fort, Mumbai – 400 001.

Dear Sir,

Pursuant to the Listing Agreement, we send herewith the Audited Financial Results for the year ended 31st March, 2005, segment reporting, summarized Balance Sheet as on 31st March, 2005 and the press release in duplicate duly approved at the Board meeting held today.

We shall publish the results in the Business Standard and Mumbai Sakal within 48 hours from the conclusion of the Board meeting.

We are also pleased to inform that the Board of Directors have recommended dividend of Rs.4.50 per equity share of Rs.10/- each (i.e. 45%) out of the net profits for the year ended 31st March, 2005.

This is for your information and records.

Thanking you,

Yours faithfully,
For HDFC Bank Limited

Sd/-
Sanjay Dongre
Vice President (Legal) &
Company Secretary

Encl.: a/a

AUDITED FINANCIAL RESULTS FOR THE QUARTER AND YEAR ENDED MARCH 31, 2005

(Rs. in Lacs)
		Quarter ended	Quarter ended	Year ended	Year ended
	Particulars	31-3-2005	31-3-2004	31-3-2005	31-3-2004

1	Interest earned ( a ) + ( b ) + ( c ) + ( d )	86721	66582	309349	254893
a	Interest / discount on advances / bills	48800	29030	166370	110866
b	Income on investments	34779	33175	130636	132222
c	Interest on balances with Reserve Bank of India and other inter bank funds	2860	4167	11403	11096
d	Others	282	210	940	709
2	Other income	22006	14049	65134	48003
A	Total income (1+2)	108727	80631	374483	302896
3	Interest expended	35363	30525	131556	121105
4	Operating expenses ( e ) + ( f )	32870	21672	108540	81000
e	Payment to and provision for employees	8393	4606	27667	20409
f	Other operating expenses	24477	17066	80873	60591
B	Total expenditure (3) + (4) (excluding provisions & contingencies )	68233	52197	240096	202105
C	Operating profit ( A – B ) ( Profit before provisions and contingencies)	40494	28434	134387	100791
D	Other provisions and contingencies	10707	7192	36493	28895
E	Provision for taxes	9550	5770	31338	20946
F	Net profit ( C-D-E)	20237	15472	66556	50950
5	Paid up equity share capital (face value Rs. 10)	30988	28479	30988	28479
6	Reserves excluding revaluation reserve			420997	240709
7	Analytical Ratios:
( i )	Percentage of shares held by Government of India	Nil	Nil	Nil	Nil
( ii )	Capital adequacy ratio	12.2%	11.7%	12.2%	11.7%
(iii)	Earnings per share (par value Rs. 10/- each)
	Basic	6.7	5.4	22.9	18.0
	Diluted	6.3	5.0	21.6	16.6
8	Aggregate of Non Promoter Shareholding
	—No. of shares	241014308	215930713	241014308	215930713
	—Percentage of shareholding	77.8%	75.8%	77.8%	75.8%

Segment information in accordance with the Accounting Standard on Segment Reporting (AS17) of the three operating segments of the Bank is as under:

(Rs in lacs)
	Quarter ended	Quarter ended	Year ended	Year ended
	31-3-2005	31-3-2004	31-3-2005	31-3-2004

1.Segment Revenue
a) Retail Banking	105132	66408	353627	253197
b) Wholesale Banking	51647	44389	205635	176145
c) Treasury	10068	13340	28689	44060

Total	166847	124137	587951	473402

Less: Inter Segment Revenue	58120	43506	213468	170506

Income from Operations	108727	80631	374483	302896

2. Segment Results
a) Retail Banking	15898	7297	52064	22221
b) Wholesale Banking	15155	9598	53936	34826
c) Treasury	(1266)	4347	(8106)	14849

Total Profit Before Tax	29787	21242	97894	71896

3.Capital Employed (Segment assets — Segment liabilities)
a) Retail Banking	(289153)	(285890)	(289153)	(285890)
b) Wholesale Banking	1002995	182223	1002995	182223
c) Treasury	(269913)	366010	(269913)	366010
d) Unallocated	8056	6845	8056	6845

Total	451985	269188	451985	269188

Note on segment information

The reportable primary segments have been identified in accordance with the Accounting Standard on Segment Reporting (AS-17) issued by the Institute of Chartered Accountants of India (ICAI).

The Bank operates in three segments: retail banking, wholesale banking, and treasury services. Segments have been identified and reported taking into account, the target customer profile, the nature of products and services, the differing risks and returns, the organisation structure and the internal business reporting systems.

NOTES:

1.	The above results have been taken on record by the Board at its meeting held on April 13, 2005.

2.	The Board of Directors at their meeting proposed a dividend of Rs. 4.5 per share, subject to the approval of the members at the ensuing Annual General Meeting. Dividend paid will be tax free in the hands of the shareholder.

3.	The bank raised capital in the form of add-on American Depository Shares (ADS) which was listed on the New York Stock Exchange on January 21, 2005 at a price if USD 39.26 per ADS. Each ADS represents 3 equity shares. The issue size was USD 261 million plus a green shoe over allotment option of 15% (USD 39 million), which was exercised. Net of issue expenses, the Bank received USD 291 million. Consequent to this issue, the share capital of the Bank has increased by Rs. 22,92 lacs and the reserves of the bank have increased by Rs. 1,251,84 lacs as share premium after charging off issue related expenses.

4.	During the quarter and year ended March 31, 2005, the Bank allotted 408,400 shares and 2,159,500 shares respectively pursuant to the exercise of stock options by certain employees.

5.	Other income relates to income from non-fund based banking activities including commission, fees, foreign exchange earnings, earnings from derivative transactions and profit and loss (including revaluation) from investments.

6.	During the year ended March 31, 2005, the Bank transferred a portion of its Government (SLR) Securities held in the “Available for Sale” category to the “Held to Maturity” category at the least of cost/book value/market price, pursuant to enabling regulatory guidelines. The loss resulting from the transfer, amounting to, Rs. 87,11 lacs has been taken to the Profit and Loss Account.

7.	As on March 31, 2005, the total number of branches (including extension counters) and the ATM network stood at 467 branches and 1147 ATMs respectively.

8.	Information on investor complaints pursuant to Clause 41 of the listing agreement for the quarter ended March 31, 2005:

Opening: nil; Additions: 147; Disposals: 147; Closing: nil

9.	Previous period figures have been regrouped / reclassified wherever necessary to conform to current period’s classification.

10.	Rs. 10 lacs = Rs. 1 million Rs. 10 million = Rs. 1 crore

Place : Mumbai	Aditya Puri
Date : April 13, 2005	Managing Director

Summarised Balance Sheet as at March 31

Rs. Lacs
	As at	As at
	31-Mar-05	31-Mar-04

CAPITAL AND LIABILITIES

Capital	30988	28479
Reserves and Surplus	420997	240709
Employees’ Stock Options (Grants) Outstanding	43	145
Deposits	3635425	3040886
Borrowings	479001	230782
Subordinated Debt	50000	60000
Other Liabilities and Provisions	526446	629698

Total	5142900	4230699

ASSETS

Cash and Balances with Reserve Bank of India	265013	254198
Balances with Banks and Money at Call and Short notice	182387	100890
Investments	1934981	1936346
Advances	2556630	1774451
Fixed Assets	70832	61691
Other Assets	133057	103123

Total	5142900	4230699

The Board has also taken on record the unaudited results for the year ended March 31, 2005, prepared as per USGAAP. The reconciliation of net incomes as per Indian GAAP and US GAAP is as follows:

(Rs. in Lacs)
	Year ended	Year ended
Particulars	31- 03-2005	31- 03-2004

Net Profit as per Indian GAAP	66556	50950

Adjustment for

Investments	10707	(4833)
Loans	(12858)	(5610)
Affiliates	1882	612
Stock Options	(3102)	(1351)
Loan acquisition cost write back	4964	6970
Others	(2136)	(1751)
Taxes	84	2558
Net Profit as per US GAAP	66097	47545

Note on the reconciliation of net incomes as per Indian GAAP and US GAAP

The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortization of premia on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense, tax provisions and amortisation of acquisition costs on retail loans.

Note:	(i)	Rs. = Indian Rupees

	(ii)	10 lacs = 1 million

	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contains words or phrases such as “will”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, manage our rapid growth, volatility of interest rates, future levels of non-performing loans, the adequacy of our allowances for investment and credit losses, technological changes, volatility in income from treasury operations, concentrations of funded exposures, our exposure to market risks, as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time, make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank.

NEWS RELEASE

HDFC BANK LIMITED FINANCIAL RESULTS
FOR THE YEAR ENDED MARCH 31, 2005

The Board of Directors of HDFC Bank Limited approved the annual audited (Indian GAAP) accounts for the year ended March 31, 2005 at their meeting held in Mumbai on Wednesday, April 13, 2005. The Board also reviewed the unaudited US GAAP income statement for the year ended March 31, 2005.

Financial Performance (Indian GAAP):

Full year ended March 31, 2005:

The overall operating and financial performance for the financial year 2004-05 remained healthy. Total net revenues (net interest income plus other income) at Rs.2429.3 crores, increased by 33.6% over Rs.1817.9 crores in 2003-04. The revenue growth was a result of an increase of 32.9% in net interest income and of 35.7% in other income (non-funded revenues). The net interest income growth was driven by an increase in the average balance sheet size by 28.9% and a marginally higher net interest margin at 3.9%.

The other income (non-interest revenue) had three main components: Commissions, Profit/Income from foreign exchange & derivatives and Profit/(Loss) on sale of investments. In 2004-05, Commission income increased by 88.8% to Rs.605.0 crores, with key growth drivers being commissions from distribution of third party mutual funds & insurance, retail banking fees on debit/credit cards & point-of-sale (POS) terminals and transactional charges/fees on deposit and depository accounts. Losses on sale of investments (net of revaluation gains) were at Rs.65.8 crores in 2004-05 against profits of Rs.26.9 crores during 2003-04. This was due to the increase in yields on government securities and includes the mark-to-market impact on transfer of around Rs.3000 crores of SLR (for Statutory Liquidity Ratio) securities from the “Available for Sale” (AFS) to the “Held to Maturity” (HTM) category in September 2004, as permitted by the new RBI guidelines. Foreign exchange and derivatives revenues were Rs.111.6 crores in 2004-05, consisting of Rs.91.2 crores in revenues from foreign exchange and Rs.20.4 crores as derivatives revenues.

Operating (non interest) expenses increased from Rs.810.0 crores in 2003-04 to Rs.1085.4 crores in 2004-05. Despite a significant increase in infrastructure investments, including a 50% increase in the branch network, a 26% increase in number of ATMs, expansion in the geographical spread of retail loan and card products, etc., operating expenses as a proportion of net revenues, remained almost stable at 44.7% in 2004-05 against 44.6% in 2003-04. Loan loss provisions for the year were Rs.176.2 crores (Rs.178.3 crores in 2003-04) primarily consisting of specific and general loan loss provisions for retail asset products. Provisions for amortisation of investments were Rs.188.1 crores in 2004-05 as against Rs.93.2 crores in 2003-04, principally due to higher amortisation of premium on investments due to the higher proportion of SLR securities now held in the HTM category.

Profit Before Tax for 2004-05 was up 36.2% to Rs.978.9 crores. Net profit increased by 30.6% from Rs.509.5 crores in 2003-04 to Rs.665.6 crores in 2004-05. Return on average networth was 20.4%, against the previous year figure of 20.1% despite the expansion in the capital base in January 2005 consequent to the Bank’s add-on ADS issue. The bank’s basic earning per share increased from Rs.17.95 to Rs.22.92 per equity share.

March 31, 2005 — Balance Sheet:

During 2004-05, the Bank’s total balance sheet size increased by 21.6% to Rs.51429 crores. Total Deposits increased by 19.6% from Rs.30409 crores (as of March 31, 2004) to Rs.36354 crores (as of March 31, 2005). Savings account deposits, which reflect the strength of the retail liabilities franchise and are an important source of stable, low-cost funds, increased by 46.3% from Rs.7804 crores to Rs.11418 crores as of March 31, 2005. During 2004-05, net Advances grew by 44.1% to Rs.25566 crores. This was driven by a growth of 47.5% in retail advances to Rs.11696 crores (including car loans, personal loans, commercial vehicle loans, two-wheeler loans, credit cards, etc., net of sale of retail loans of about Rs.4800 crores during the year), and an increase of 41.3% in wholesale advances to Rs.13870 crores. The bank’s core customer assets (advances plus credit substitutes like commercial paper, corporate debentures, preference shares, etc.) increased by 38.0% from Rs.19494 crores in March 2004 to Rs.26902 crores in March 2005. In addition, the bank held Rs.3061 crores of investments brought in through the securitisation route where the underlying assets were primarily commercial vehicle/car loans and mortgage receivables. Total customer assets (including securitisation investments) were therefore Rs.29963 crores as of March 31, 2005.

Quarter ended March 31, 2005:

For the quarter ended March 31, 2005, net revenues were Rs.733.6 crores, up by 46.4% from Rs.501.1 crores in the corresponding quarter ended March 31, 2004. Net interest income increased by 42.4% to Rs.513.6 crores, driven by balance sheet growth, a marginal improvement in spreads and profit on sale of retail loans. Other income (non-funded revenues) grew by 56.6% to Rs.220.1 crores, primarily consisting of commissions of Rs.176.8 crores, profit on sale of investments of Rs.20.5 crores and foreign exchange & derivatives revenues of Rs.25.5 crores, as against Rs.100.0 crores, Rs.(8.2) crores (loss) and Rs.48.0 crores respectively, for the corresponding quarter ended March 31, 2004. Operating expenses for the quarter increased from Rs.216.7 crores (for the quarter ended March 31, 2004) to Rs.328.7 crores (for the quarter ended March 31, 2005). After providing for loan loss provisions of Rs.55.1 crores (Q4 2003-04 of Rs.42.0 crores) and provisions for amortisation of premia on investments in the “Held to Maturity” (HTM) category of Rs.59.6 crores (Q4 2003-04 of Rs.30.4 crores), Profit Before Tax for the quarter was Rs.297.9 crores, up 40.2% from the corresponding quarter ended March 2004. Net profit for the quarter at Rs.202.4 crores, represents a 30.8% increase over the corresponding quarter ended March 2004 and a 18.4% increase over the immediate preceding quarter ended December, 2004.

USGAAP:

Net Profit computed in accordance with US GAAP (unaudited) for the year ended March 31, 2005, showed a healthy growth of 39.0% from Rs.475.5 crores in 2003-04 to Rs.661.0 crores in 2004-05. The net difference between profits computed in accordance with Indian GAAP and US GAAP is primarily due to differences in accounting treatment for amortisation of premia on investments held in the “Available for Sale” category, loan loss provisions, deferred stock compensation expense and amortisation of acquisition costs on retail loans.

Dividend:

The Board of Directors recommended an enhanced dividend of 45% for the year ended March 31, 2005 (including a special one-time dividend of 5% on the occasion of the Bank completing 10 years of operations), as against 35% for the previous year. This would be subject to approval by the shareholders at the next annual general meeting.

Additional Capital:

The Bank raised capital in the form of add-on American Depository Shares (ADS), which were listed on the New York Stock Exchange on January 21, 2005 at a price of US$39.26 per ADS. Each ADS represents 3 equity shares. The issue size was US$261 million plus a green shoe option of US$39 million, which was exercised. Net of issue expenses, the Bank received US$291 million. Consequent to this issue, the share capital of the Bank has increased by Rs.22.9 crores and the reserves of the Bank have increased by Rs.1251.8 crores as share premium after charging off issue related expenses.

Capital Adequacy Ratio:

As a result of the add-on ADS issue and retention of current year profits, the Bank’s total Capital Adequacy Ratio (CAR) as at March 31, 2005 stood at a healthy 12.2%, well above the regulatory minimum of 9%. Tier I CAR was 9.6%. These CAR ratios are after taking into account the higher risk weights specified by RBI for consumer loan (from 100% to 125%) and for mortgages / MBS (from 50% to 75%), as well as the capital requirement for market risk on the trading book.

Business Update:

The Retail Banking business continued to be the fastest growing of the bank’s businesses in 2004-05. Expansion in the distribution network was stepped up with the number of branches (including extension counters) increasing from 312 (in 163 cities) to 467 (in 211 cities) and the size of the bank’s ATM network expanding from 910 to 1147. The bank’s credit card business continued to be on a healthy growth trajectory with the total number of cards issued crossing 1.25 million as of March 31, 2005. The bank further expanded its presence in the “merchant acquiring” business with the total number of point-of-sale (POS) terminals installed by the bank at over 41,000, up from 26,000 in the previous year. The bank also achieved strong growth in its distribution of third party insurance and mutual funds. The bank further consolidated its position as a leading Depository Participant with over 700,000 retail investor accounts.

During FY 2004-05, growth in the wholesale banking business continued to be driven by new customer acquisition and higher cross sell with a focus on optimising yields and increasing product penetration. The Bank’s commercial banking business, focused primarily at the top end of the corporate sector, has been supplemented by currently small, but growing SME and agri-based lending businesses. The bank’s customized supply chain management solutions which combine electronic banking, cash management and vendor & distributor finance products, remained an important contributor to the growth in the corporate banking business. In the transactional banking segments, the bank has consolidated its position as a leading player in cash management and correspondent banking services as well as a provider of cash settlement services to stock and commodity exchanges. The Bank also remained a leading provider of foreign exchange and derivatives products to its corporate customers.

Risk Management and Portfolio Quality:

The bank’s portfolio quality remained amongst the best in the Indian banking industry with net non-performing assets (NPAs net of specific loan loss provision, interest in suspense and ECGC claims received) at 0.24% of advances and 0.20% of total customer assets. The bank continued its conservative provisioning policies with both specific and general loan loss provisions being higher than the regulatory requirements.

Note:	(i)	Rs. = Indian Rupees

	(ii)	1 crore = 10 million

	(iii)	All figures and ratios are in accordance with Indian GAAP except where specifically mentioned.

Certain statements in this release which contain words or phrases such as “will”, “aim”, “will likely result”, “believe”, “expect”, “will continue”, “continue to”, “anticipate”, “estimate”, “intend”, “plan”, “contemplate” ,“seek to”, “future”, “objective”, “goal”, “project”, “should”, “will pursue”, “remains”, “should”, etc., and similar expressions or variation of these expressions or those concerning our future prospects are forward looking statements. Actual results may differ materially from those suggested by the forward looking statements due to a number of risks or uncertainties associated with the expectations. These risks and uncertainties include, but are not limited to, our ability to successfully implement our strategy, future levels of non-performing loans, our growth and expansion, the adequacy of our allowances for investment and credit losses, technological changes, volatility in interest rates and investment income, our exposure to market risks as well as other risks detailed in the reports filed with the United State Securities and Exchange Commission. The bank may, from time to time make additional written and oral forward looking statements, including statements contained in the bank’s filings with the Securities and Exchange Commission and our reports to shareholders. The bank does not undertake to update any forward looking statements that may be made from time to time by or on behalf of the bank, to reflect events or circumstances after the date thereof.